328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	September 14, 2009
For Immediate Release	NR#09-21

MAG Silver Reports on Juanicipio Scoping Study – Valdecañas “Stand-alone” Development

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE.A:MVG) (“MAG”) is pleased to announce the results of the independent Scoping Study (“Stand-alone Plan”) for development of the Valdecañas Vein as a potential stand-alone silver mine.  The Stand-alone Plan was carried out by Wardrop, a Tetra Tech Company, (“Wardrop”) as independent engineers mandated by Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), the joint venture company owned 44% by MAG and 56% by Fresnillo plc (“Fresnillo”). The Stand-alone Plan does not take into account any potential synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

The Valdecañas Project – Scoping Study NI 43-101 Technical Report will be filed promptly on SEDAR and readers are directed there for further details.  An investor conference call with MAG’s President and CEO, Dan MacInnis, will be held Monday, September 14, 2009 at 1:00 pm eastern time.  To participate please dial 416-695-6617 or toll free 800-396-7098 or listen via webcast at www.magsilver.com.

Highlights - Valdecañas Stand-alone Plan (further described below)

The Scoping Study presents several metal pricing and discount rate scenarios.  The Wardrop Base Case utilizes Energy and Metals Consensus Forecasts (ECMF) for the silver price and is presented first as requested by Wardrop.  The second highlights what MAG believes to be a pricing scenario more in keeping with the United States Securities and Exchange Commission's Industry Guide 7, interpreted by the SEC Staff as requiring a 3 year trailing price for metals.  However, in this case we have used a 4 year trailing average as this was included in the scoping study.

Wardrop Base Case:

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NPV (Pre tax) for the Project at 5% Discount Rate and (US $10.59 per ounce) estimated at US $671M

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2.6 year payback period.

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Pre-Tax Internal Rate of Return (IRR) estimated at 38.5%.

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3.5 year pre-development period.

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12.6 year mine life (at 2,350 tonnes per day (tpd) mine rate).

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CAPEX estimated at US $217M.

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Operating Cost US $42.28 per tonne milled.

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Unit Cost per ounce of accountable silver (net of byproduct credits and TTM* charges), US $2.56.

Wardrop Case – using 4 year average silver price:

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NPV (Pre tax) for the Project at 5% Discount Rate and 4 year average silver price (US $12.32 per ounce) estimated at US $967M (MAG’s share at 44% estimated at US $425.5M).

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2.2 year payback period.

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Pre-Tax Internal Rate of Return (IRR) estimated at 48.4%.

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3.5 year pre-development period.

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12.6 year mine life at (2,350 tpd mine rate).

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CAPEX estimated at US $217M.

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Operating Cost US $42.28 per tonne milled.

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Unit Cost per ounce of accountable silver (net of byproduct credits and TTM* charges),

US $1.77.

*TTM=Transport, Treatment and Marketing charges

“In my experience, these are exceptional economics for any mining project, and we are pleased to see such robust figures from a hypothetical stand-alone scenario”, said Dan MacInnis President and CEO of MAG.  "This initial mine plan and model provides a sound foundation for development planning that may consider regional synergies and is flexible enough to be adjusted based on results from our on-going exploration program.  We are pleased to see the joint venture advancing to the next stage with our partner Fresnillo and we look forward to further discussions of how the joint venture value can be maximized”.

Introduction:

Wardrop was retained by Minera Juanicipio in October of 2008 to undertake a Scoping Study of the Juanicipio Joint Venture (the “JV Property”) on a stand-alone basis (the “Stand-alone Plan”), which assumes that the project is developed on a basis independent of any other regional mining operations or related infrastructure.

“The JV Property is located in close proximity to significant existing and planned mining and milling operations owned by Fresnillo, the JV Property partner and project operator”, said Dan MacInnis, President and CEO of MAG. “These operations include the existing nearby Fresnillo owned mining and milling operations, which constitute the world’s largest primary silver producer.  It also includes recently announced development of the Minera Saucito Project and a number of recently discovered vein systems, all located contiguous to the JV Property and which are currently subject to advanced evaluation studies and underground access development.

This Stand-alone Plan has not attempted to evaluate the extent of the potential district synergies as this was not part of the Wardrop mandate.  Accordingly, the reader is cautioned that the Stand-alone Plan is a hypothetical development scenario that is unlikely to occur in its current form and that there may be considerable upside potential to the JV Property and the Fresnillo Regional Operations from potential synergies to be considered and evaluated at the pre-feasibility or feasibility level”, said Dan MacInnis, President and CEO of MAG.

The technical report was prepared in accordance with the guidelines of the Canadian Securities Administrators National Instrument 43-101 (NI 43-101 and Form 43-101F1).

All of the estimated costs contained in this release are in US$, are developed to an accuracy of plus or minus 35% and are dated to the end of May 2009.

Salient Points – Valdecañas Stand-alone Plan:

Net Present Value Summary

The net present value (NPV) of the “Stand-alone Plan” model using a 5% discount rate and four year average trailing silver price of US $12.32 per ounce equates to a pre-tax estimate of US$967 million. The pre-tax NPV estimates for MAG’s 44% share in the project using a 5% discount rate and a four year average trailing silver price is estimated to be US$425.5 million (see Table 2.0). At more recent silver prices (US$15.00 per ounce) and a 5% discount rate the pre-tax NPV estimate rises to US $1.1 billion (see Table 3.0).  The pre-tax NPV estimates for MAG’s 44% share in the project using a 5% discount rate at more recent silver prices (US$ 15.00) is estimated to be US$487 million). A range of silver prices and discount rate sensitivities are provided in the tables below.

Wardrop utilized an estimated Mining Inventory at a cut-off grade of US$42 per tonne net smelter return (NSR).  The NSR for mine design was calculated using Energy and Metals Consensus Forecasts (ECMF) metal prices (Wardrop Base Case):  US$681/oz of Gold; US$10.59/oz Silver; US$0.56/lb of Lead; US$0.80/lb Zinc.

The total indicated mining inventory resources are estimated to be 2,282,405 tonnes grading 683 grams per tonne (g/t) silver, 1.8 g/t gold, 2.3% lead and 3.7% zinc and the inferred mining inventory resources are estimated to be 6,793,142 tonnes grading 529 g/t silver, 1.5 g/t gold, 2.0% lead and 3.1% zinc.  This mining inventory is derived from a resource audit carried out by SRK consulting on resources calculated by Fresnillo in early 2009.  This audited resource is referred to in a MAG press release dated March 4, 2009 regarding a separate resource estimate made independently by Scott Wilson Roscoe Postle Associates (“SWRPA”) on behalf of MAG.  The variations between the two resources estimates are described in that press release.  MAG stands by the resource estimate prepared by SWRPA.

Information and variable tables contained in the Stand-alone Plan, using the 4-year London Metals Exchange pricing scenario, show that an economic model utilizing a 12.6 year mine life and the 9.1 million tonne resource, gives an estimated 2.2 years to pay back the US$217 million capital expense and provide a 48.4% internal rate of return on a pre-tax basis (see Tables 1.0 and 2.0).

Mine Plan Details

The Stand-alone Plan has concluded that ramp access is the better and most economical option for the development of the Valdecañas vein. The mine design involves the construction of a 2,350 tonne a day underground mine operating on a 312 day schedule (730,000 tonnes per year). Two mining methods were recommended for the project based on variable vein dips: The Avoca (long hole stoping) method and mechanized cut-and-fill (MCF) method using a 2.0 metre and 3.0 metre minimum mining width respectively. Approximately 41% of the deposit will be mined via Avoca at an average width of 7.2 metres and 59% is to be mined using the MCF method at an average width of 4.8 metres. Mining dilution was estimated at 23% for Avoca and 17% for MCF including a 5% dilution at zero grade from backfill. Recovery factors of 95% for Avoca and 90% for MCF were assumed for the estimated stope tonnages.

Mine life is estimated to be 12.6 years not including the 3.5 years of pre-production development.

Recovery Details

The processing plant was designed to treat the Valdecañas sulphide ores at a rate of 2,000 tonnes per day or 730,000 tonnes per year on a 365 day schedule. Metallurgical test work by Centro de  Investigacion y Desarrollo Technologio (CDIT) indicates that a process producing lead and zinc concentrate through conventional comminution and floatation should result in recoveries of 91.4% for silver, 79.6% for gold, 95.6% for lead and 77.8% for zinc.

Operating Cost Estimates and CAPEX

The estimated operating cost is US$42.28 per tonne. It is comprised of US$20.46 per tonne mining, US $16.66 per tonne milling and US$5.15 for general, administration and site services. (See Table 7.0) The life of mine production (LOM) for recovered silver is estimated at 176.4 million ounces for the entire project at an average annual production rate of almost 14.0 million ounces.  MAG’s share will be 77.6 million ounces LOM and approximately 6.0 million ounces on an annual basis.  The unit cost is estimated to be US$2.56 per accountable silver ounce net of by product credits and Transport, Treatment and Marketing charges.

The initial capital expenditure estimate (Capex), including pre-production development and the purchase of a mining fleet is US$217 million (see Table 4.0). The Mining Capex for the 3.5 year pre-production period is estimated to be US$65.0 million: comprised of US$36.7 million of pre-production underground development and US$28.3 million of equipment capital cost. On-going mine development Capex is an estimated additional US$152 million, including approximately US$80 million for direct site costs and US$72 million in indirect costs and contingencies.

Next Steps

The current Stand-alone Plan provides a starting point and a base of value to consider. The Stand-alone Plan recommends that the Project advance to the Pre-feasibiity Stage.  Exploration and definition drilling continues and more detailed plans will be developed as additional results warrant.  MAG is optimistic that the Joint Venture will find ways to access the deposits on a best value basis and find ways to, in a fair and equitable way, access the synergy value that exists given the Valdecañas location next to the current Regional Operations of Fresnillo.

Tables and Graphs – Valdecañas Stand-alone Plan

Table 1.0 Project Economics: Net Present Value (NPV), Internal Rate of Return (IRR) and Payback Period Estimates

Scenario	NPV at 5%	NPV at 8%	IRR	Payback	Silver Price	Other Metal Prices
	(US$ M)	(US $ M)	(%)	(years)	(US$/oz)	(US$)
4 Year Average (LME)*	967	714	48.4	2.2	12.32	Gold 698.50
						Lead 0.793
						Zinc 1.10
Wardrop Base Case (ECMF)**	671	490	38.5	2.6	10.59	Gold 681.00
						Lead 0.56
						Zinc 0.80
Current Prices	1,066	778	52.1	2.1	14.23	Gold 937.50
						Lead 0.644
						Zinc 0.655

Note: LME:  London Metal Exchange; **ECMF: Energy and Metals Consensus Forecasts

Table 2.0: Project Economics;  MAG’s Silver at 44% interest; NPV, IRR and Payback Estimates

Scenario	NPV at 5%	NPV at 8%	IRR	Payback	Silver Price	Other Metal Prices
	(US$ M)	(US $ M)	(%)	(years)	(US$/oz)	(US$)
4 Year Average (LME)*	425.5	314.2	48.4	2.2	12.32	Gold 698.50
						Lead 0.793
						Zinc 1.10
Wardrop Base Case (ECMF)**	295.2	215.6	38.5	2.6	10.59	Gold 681.00
						Lead 0.56
						Zinc 0.80
Current Prices (LME)	469	342.3	52.1	2.1	14.23	Gold 937.50
						Lead 0.644
						Zinc 0.655

Note: LME:  London Metal Exchange; **ECMF: Energy and Metals Consensus Forecasts

Table 3.0: Project Economics; Comparative / Variable Discount Rates and Silver Prices

	BASE CASE	Silver Price $US per Ounce
Pre Tax Returns	$10.59	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00
In Millions $
NPV (0%)	1,216.50	1,119.43	1,283.96	1,448.50	1,613.03	1,777.57	1,942.10
NPV (5%)	671.36	613.18	711.79	810.41	909.02	1,007.63	1,106.24
NPV (8%)	475.13	431.33	505.56	579.80	654.04	728.27	802.51
IRR (Unlevered)	38.5%	36.3%	40.1%	43.6%	47.0%	50.3%	53.5%
Payback (Years)	2.6	2.7	2.5	2.3	2.2	2.1	2.0

Table 4.0: Project Economics; Capital Cost Estimates

Pre-Production Period	Pre-Production Development	Pre-Production Equipment Capital	Pre-Production Capital Cost Total	Mine Production Period	Mine Development Capital	Capital Cost Total
Years	US$ M	US$ M	US$ M	Years	US$ M	US$ M
3.50	36.7	28.3	65.0	12.6	152.0	217.0

Table 5.0: Project Economics; Silver Production and Cost per ounce of Silver Production (Wardrop Base Case)

	Unit	Project 100% Total (12.6 yrs)	Project 100% Average per year	MAG Silver 44% Interest Average per year
Annual Silver Production (Recovered Silver)	Oz	176,381,352	13,998,520	6,159,349
Total Accountable Silver	Oz	165,269,068	13,116,593	5,771,301
Total Cost For Silver	US$ 000's	423,078	33,578	14,774
Unit Cost per Accountable Silver / Net of By Product Credits and TTM Charges	US$ / Oz	$ 2.56*

*Based on Wardrop Base Case.  4 year trailing average case unit cost is US $1.77.  At present, metal prices unit cost is US $2.07.

Table 6.0: Project Economics; Mining Inventory

Wardrop Mining Inventory at US$42.00 NSR Cut-off
Resources	Tonnes	Silver g/t	Gold g/t	Lead %	Zinc %	NSR US$ / t

Indicated
Total Recovered	2,282,405	683	1.8	2.3	3.7	223.39
Inferred
Total Recovered	6,793,142	529	1.5	2.0	3.1	179.2

Note: Net smelter return (NSR) calculated using the following metal prices (Wardrop Base Case); US$ 681 / ounce (oz) of gold: US$ 10.59 / oz. Silver: US$ 0.56 / lb of lead: US$ 0.80 / lb zinc

Table 7.0: Operating Cost estimates

Category	Annual Cost (US$)	Unit Cost (US$)
Mining	14,935,800	20.46
Process	12,164,986	16.66
G and A	3,535,200	4.84
Site Services	226,300	0.31
Total	30,862,286	42.28

Graph 1.0: Life of Mine Pre-Tax Cash Flow Estimates

Table 8.0: Mining

Method	% Deposit Mined	Dilution %	Recovery %	Average mined width	Tonnes per day
Avoca	41	23	95	7.2
MCF*	59	17	90	4.8
Both Methods					2,350

*MCF:  mechanized cut-and-fill

Table 9.0:  Metallurgical balance general composite; recoveries and grade numbers used for the process design

		Assay
	Weight %	Silver g/t	Gold g/t	Lead %	Zinc %	Copper %	Iron %
Head		1,217	2.7	3.8	4.2	0.1	9.7
Lead Concentrate	8.4	12,585	22.9	43.2	8.4	0.7	11.0
Zinc Concentrate	6.7	832	3.0	0.34	47.9	0.5	10.9
Final Tails	84.9	123	0.64	0.17	0.25	0.02	9.4
Total	100.0	1,217	2.7	3.8	4.2	0.1	9.7
		Distribution %
		Silver	Gold	Lead	Zinc	Copper	Iron
Head
Lead Concentrate	8.4	86.8	72.0	95.6	17.1	57.0	9.5
Zinc Concentrate	6.7	4.6	7.6	0.6	77.8	29.9	7.6
Final Tails	84.9	8.6	2.4	3.8	5.1	13.1	82.9
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person:

The mineral resources disclosed in this press release for the Valdecañas Project have been estimated by Jean-François Couture, Ph.D., P.Geo., an employee of SRK Consulting (Canada) Inc. and independent of MAG.  By virtue of his education and relevant experience, Jean-François Couture is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005).  Jean-François Couture, Ph.D., P.Geo., has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

The financial analysis disclosed in this press release for the Valdecañas Project has been prepared by Hassan Ghaffari, P.Eng., an employee of Wardrop and independent of MAG.  By virtue of his education and relevant experience Hassan Ghaffari is a "Qualified Person" for the purpose of National Instrument 43-101.  Hassan Ghaffari, P.Eng., has read and approved the contents of this press release as it pertains to the financial analysis.

About the Joint Venture

The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the world’s largest producing primary silver mine operated by Fresnillo plc. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.  Fresnillo operates the delineation and exploration program on behalf of the joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:

 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

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